Filed by Focus Impact BH3 Acquisition Company
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended
Subject Company: Focus Impact BH3 Acquisition Company
Commission File No.: 001-40868

The following article was published on the Carbon Pulse website on October 10, 2024:

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Americas > INTERVIEW: US SAF deployment slowed by regulatory inefficiencies

INTERVIEW: US SAF deployment slowed by regulatory inefficiencies

Published 18:08 on October 10, 2024 / Last updated at 18:08 on October 10, 2024 / Bijeta Lamichhane / Americas, Aviation/CORSIA, EMEA, International, RINs & LCFS, US

Current US policy incentives fall short of supporting sustainable aviation fuel (SAF) rollout, prompting producers to target markets with mandates in the near-term, industry members told Carbon Pulse.

The US reliance on voluntary measures to incentivise SAF adoption at present cannot compete with mandates such as those introduced in the European Union, which will attract viable SAF production away from the country, according to clean fuel producers.

"Whenever there is a mandate, there's going to be a higher pricing model," said Mihir Dange, CEO of clean fuels start-up XCF Global.

"That's what you're seeing in Europe. The challenge that you're going to find [in the US] is, because it's on a voluntary basis, if we produced viable SAF, we would just move it over to Europe."

The ReFuelEU legislation mandates fuel suppliers in the bloc to incorporate 2% SAF in 2025, 6% in 2030, and 70% in 2050 – while from 2030, 1.2% of fuels must also be synthetic fuels, rising to 35% in 2050.

Meanwhile, beginning 2025, the UK will require SAF to comprise 2% of the total supply of jet fuels, which would increase to 10% in 2030 and 22% in 2040. For power-to-liquids, or synthetic fuels, the obligation is for 0.2% in 2028, 0.5% in 2030, and 3.5% in 2040.

Whereas the US has taken an incentive-based approach, primarily in the form of tax credits for SAF production, such as the existing 40B – which offers credits worth $1.25/gallon (33 cents/litre) for SAF – and 45Z, which will come into force next year to provide $1.75/gal for SAF.

But these different measures have created inefficiencies in the system as producers must comply with requirements specific to each jurisdiction, said Jeremy Baines, chief commercial officer of renewable fuel producer EcoCeres, at the sidelines of the Argus North American Biofuels, LCFS & Carbon Markets Summit in Monterey last month.

"It would be better if there was one global system, whether it's a mandate, an incentive, or a direction for everyone to follow, because then it's a level playing field," said Baines.

United Airlines' chief sustainability officer last week had similarly called for policy alignment across jurisdictions to boost SAF deployment.

Analytics group cCarbon last year projected that the SAF market will experience a 30-fold surge in production by 2030, with North America claiming the largest share at 36%.

But US SAF potential may not fully be realised without advancements in policy, production, a prices, since several US airlines like Southwest and United have fallen short of their pledges boost SAF usage.

United Airlines, for example, has claimed to be investing in more SAF production than any other airline in the world, but its SAF consumption continues to trail several European carrier

US SAF policy adoption also falls behind the EU, partly driven by pushback from airlines that reason mandates would only cause prices to soar in the absence of adequate resources.

"One of the largest cost of goods sold for an airline is fuel, and higher fuel prices mean that there are higher overall costs and lower margins," said XCF's Dange.

"That's not something that I think [airlines are] willing to endure unless there is some type of cost offset."

Industry group International Air Transport Association (IATA) forecasts the net profits of the airline industry in 2024 to reach $30 billion – equal to a 3% net profit margin and $6 per passenger.

The sector's transition costs to achieve net zero by mid-century, while possible, remain "eye watering" – rising from $1.4 bln in 2025 to $744 bln in 2050, said IATA.

In order to address these costs, airlines are insinuating that these policy incentives should favour the sector, as opposed to producers, said Dange.

And although most US policies support clean fuel producers, California's Low Carbon Fuel Standard (LCFS) proposals remain highly "consumer-centric".

While the airline industry has applauded the California regulator ARB's decision to scrap previous considerations that included fossil jet fuels used in intrastate flights with compliance obligations, the provisions have disappointed SAF producers.

Bruce Fleming, CEO of Montana Renewables, echoed similar sentiments towards California's involvement — or lack thereof — in supporting SAF producers.

California regulator ARB has an "easy chance to prnvide some SAF leadership, which, at the moment, they're not taking advantage of," said Fleming at the Argus summit.
"If they would make a SAF specific policy, like they did for the other transportation fuels, and give it its own trajectory ... they could probably provide leadership to the rest of North
America," Fleming said.
Despite the opposition, a second 15-day notice released last week maintained the exemption for fossil jet fuels.
Earlier in April, an analyst at price reporting agency OPIS had signalled the need for higher
LCFS credit values to incentivise market players to tap into the existing potential for growth within the SAF industry.
LCFS credit prices for prompt delivery averaged $64.39 through the first half of April - slightly below current values, which have held above $65 since the beginning of October, according to broker data.
Although the approach that the US has taken will align the industry's decarbonisation with the
2050 net zero target, existing inefficiencies may continue to impede SAF growth in the country, producers said.
"The voluntary way ... will work over a longer period of time," said Dange, but in the near-term, inefficiencies will move viable SAF to jurisdictions with mandates.
By Bijeta Lamichhane - bijeta@carbon-pulse.com

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. These forward-looking statements, including, without limitation, Focus Impact BH3 Acquisition Company’s (“BHAC”) and XCF Global Capital, Inc.’s (“XCF”) expectations with respect to future performance and anticipated financial impacts of the business combination and the acquisitions of New Rise Renewables, LLC and New Rise SAF Renewables Limited Liability Company (collectively, “New Rise”), estimates and forecasts of other financial and performance metrics, projections of market opportunity and market share, the satisfaction of the closing conditions to the business combination and the New Rise acquisitions and the timing of the consummation of the business combination and the New Rise acquisitions, are subject to risks and uncertainties, which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by BHAC and its management, and XCF and its management, as the case may be, are inherently uncertain and subject to material change. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. New risks and uncertainties may emerge from time to time, and it is not possible to predict all risks and uncertainties. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political, and legal conditions; (2) the amount of redemptions by BHAC’s public stockholders in connection with the business combination; (3) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any agreements with respect to the business combination or the New Rise acquisitions or with regard to the Company’s offtake arrangements; (4) the outcome of any legal proceedings that may be instituted against BHAC, XCF, Focus Impact BH3 Newco, Inc., a Delaware corporation and wholly owned subsidiary of BHAC (“NewCo”) or others; (5) the inability of the parties to successfully or timely close the business combination, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination or that the approval of stockholders is not obtained; (6) changes to the proposed structure of the proposed transactions that may be required or appropriate as a result of applicable laws or regulations; (7) the inability of XCF to successfully or timely consummate the New Rise acquisitions, including the risk that any required regulatory approvals are not obtained, are delayed or are subject to unanticipated conditions that could adversely affect NewCo or the expected benefits of the business combination; (8) the ability to meet stock exchange listing standards following the consummation of the business combination; (9) the ability of XCF to integrate the operations of New Rise and implement its business plan on its anticipated timeline, including the inability to launch operations in the New Rise plant in Reno, Nevada in the near future; (10) the risk that the proposed transactions disrupt current plans and operations of BHAC or XCF as a result of the announcement and consummation of the proposed transactions; (11) the ability to recognize the anticipated benefits of the proposed transactions, which may be affected by, among other things, competition, the ability of NewCo to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (12) costs related to the proposed transactions; (13) changes in applicable laws or regulations; (14) risks related to extensive regulation, compliance obligations and rigorous enforcement by federal, state, and non-U.S. governmental authorities; (15) the possibility that BHAC, XCF or NewCo may be adversely affected by other economic, business, and/or competitive factors; (16) the availability of tax credits and other federal, state or local government support (17) risks relating to XCF’s and New Rise’s key intellectual property rights; and (18) various factors beyond management’s control, including general economic conditions and other risks, uncertainties and factors set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in the final prospectus relating to the initial public offering of BHAC, dated October 4, 2021, and other filings with the SEC, including the registration statement on Form S-4 to be filed with the SEC by BHAC or a successor entity in connection with the transaction (the “Registration Statement”). If any of the risks actually occur, either alone or in combination with other events or circumstances, or BHAC’s or XCF’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that BHAC or XCF does not presently know or that it currently believes are not material that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect BHAC’s or XCF’s expectations, plans or forecasts of future events and views as of the date of this communication. These forward-looking statements should not be relied upon as representing BHAC’s or XCF’s assessments as of any date subsequent to the date of this communication. Accordingly, undue reliance should not be placed upon the forward-looking statements. While BHAC or XCF may elect to update these forward-looking statements at some point in the future, BHAC and XCF specifically disclaim any obligation to do so.

Additional Information about the Proposed business combination and Where to Find It

In connection with the proposed business combination, BHAC and XCF have prepared, and NewCo has filed with the SEC, the Registration Statement containing a prospectus with respect to the securities to be issued in connection with the business combination, a proxy statement with respect to the stockholders’ meeting of BHAC to vote on the business combination and certain other related documents. Investors, securityholders and other interested persons are urged to read the preliminary proxy statement/prospectus in connection with BHAC’s solicitation of proxies for its special meeting of stockholders to be held to approve the business combination (and related matters) and general amendments thereto and the definitive proxy statement/prospectus, when available, because the proxy statement/prospectus contains important information about BHAC, XCF and the business combination. When available, BHAC will mail the definitive proxy statement/prospectus and other relevant documents to its stockholders as of a record date to be established for voting on the business combination. This communication is not a substitute for the Registration Statement, the definitive proxy statement/prospectus or any other document that BHAC will send to its stockholders in connection with the business combination. Once the Registration Statement is declared effective, copies of the Registration Statement, including the definitive proxy statement/prospectus and other documents filed by BHAC, XCF or a newly formed successor entity with the SEC, may be obtained, free of charge, by directing a request to Focus Impact BH3 Acquisition Company, 1345 Avenue of the Americas, 33rd Floor, New York, NY 10105. The preliminary and definitive proxy statement/prospectus to be included in the Registration Statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

BHAC, NewCo and each of their directors, executive officers and other members of management may be deemed to be participants in the solicitation of proxies of BHAC’s stockholders in connection with the business combination under SEC rules. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of BHAC’s stockholders in connection with the business combination is included in the Registration Statement and the proxy statement/prospectus included therein, which has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the business combination of BHAC’s directors and officers in BHAC’s filings with the SEC and such information is also in the Registration Statement that has been filed with the SEC, which includes the preliminary proxy statement/prospectus of BHAC for the business combination.

XCF and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of BHAC in connection with the business combination. A list of the names of such directors and executive officers and information regarding their interests in the business combination is included in the Registration Statement and the proxy statement/prospectus included therein, which has been filed with the SEC.

No Offer or Solicitation

This communication relates to the business combination and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the business combination or otherwise, nor shall there be any sale, issuance or transfer or securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, and otherwise in accordance with applicable law.